United States securities and exchange commission logo





                               September 8, 2022

       Wolfgang Ruecker
       Chief Executive Officer
       Miami Breeze Car Care Inc.
       848 Brickell Ave, PH 5
       Miami, FL 33131

                                                        Re: Miami Breeze Car
Care Inc.
                                                            Registration
Statement on Form s-1
                                                            Filed August 15,
2022
                                                            File No. 333-266854

       Dear Mr. Ruecker:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed August 15, 2022

       Cover page

   1. Please revise to set a fixed price at which the selling shareholders will offer and sell their shares for the duration
of the offering. See Schedule A, Item 16, of the Securities Act and
                                                        Item 501(b)(3) of
Regulation S-K. In this regard, we note there is no public market for your shares, and the
selling security holders are underwriters. Please make the appropriate revisions to the front
cover page of the prospectus, the prospectus summary and plan of distribution and ensure
consistency throughout the registration statement, including by deleting references to
minimum or maximum prices, or prices to be determined later.
 Wolfgang Ruecker
FirstName LastNameWolfgang    Ruecker
Miami Breeze  Car Care Inc.
Comapany 8,
September NameMiami
             2022      Breeze Car Care Inc.
September
Page 2    8, 2022 Page 2
FirstName LastName
Summary of this Offering
Common Stock Outstanding Before the Offering, page 4

2. Please revise the subheading to include your preferred stock. Risk Factor, page 5

3. Please add new risk factor disclosure to address the risks investors should consider in light
         of Wolfgang Ruecker   s position as your sole officer and director;
that he does not qualify
         as independent director; and that he is the CEO of GH Bill, Inc.
4. If material, please include a risk factor discussing your disclosure on page 19 that you expect demand for your products to be down in Europe and North America during winter seasons.
Risk Related to Our Business, page 5

5. Please revise to provide a risk factor that discusses the risk to you posed by inflationary pressures. In this regard, identify the types of inflationary pressures you are facing and how your business might be affected. Please also update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures. Dilution of the Price You Pay For Your Shares, page 9

6. You are not registering shares to be offered by you for which you will receive proceeds.
         Please remove this section of the filing or explain why such presentation is appropriate.
         Refer to Item 506 of Regulation S-K.
Crucial Market Insights in Car Care / Cleaning Segment / Leather Cleaner and Conditioning / All
Purpose Ultimate Interior Cleaner Products, page 15

7. In the first paragraph on page 16 you disclose that your cash balance is not sufficient to fund your operations for "any" period of time. Please revise to clarify what is meant by
         "any." Reference is also made to the second paragraph on page 16 where you reference the "Plan of Operation section below." Your full business plan is not described in the referenced section. Please revise. Finally, consider giving the first three paragraphs on page 16 its own header.
8.       Please explain how and why the    ride sharing    growth applies to
your market. For
         example, how Lyft   s 2 million drivers in the United States and
Canada; Uber   s 1 million
         drivers in the United States; or other ride sharing    coming on
stream    relates or apply to
         your business operations or potential performance.
Industry/Market Overview, page 15

9. We note that you provide 2019 figures and percentages when describing the global market for car care products. Please revise your disclosure here and throughout the prospectus to
 Wolfgang Ruecker
Miami Breeze Car Care Inc.
September 8, 2022
Page 3
         also provide more up-to-date figures and percentages or tell us why you cannot provide this information.
Management's Discussion and Analysis or Plan of Operation, page 15

10. Please provide a discussion and analysis on material events and uncertainties known to management that would cause your reported financial information not to be necessarily indicative of future operating results or of future financial condition. Please include in this section an analysis of the anticipated impact of your business plan activities; initial business development plans; and intended sale of products on
Amazon.com and to    Big
         Box    wholesalers as referenced on pages 15-16 and 18. Refer to Item
303 of Regulation
         S-K and for additional guidance, Commission Release No. 33-8350.
11.      We note your disclosure that you    expect to be approved to sell
[y]our products on
         Amazon.com.    Please explain what this approval process entails and
why you expect to be
         "approved." Please also update your disclosure regarding the status of any negotiations and any material agreements with Amazon. Please file any such agreements as exhibits. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K. Please make conforming revisions to the prospectus summary (see, e.g., page 2).
12. You refer to yourself as an emerging growth company here but not on the cover page.
         Please revise for consistency. If you are an emerging growth company and plan to take advantage of the extended transition period for complying with new or revised accounting standards, please disclose this decision in your audited and unaudited financial statement notes.
13. If you are a smaller reporting company and an emerging growth company as your disclosures on the cover page and on page 15 indicates, please provide additional disclosure clarifying the differences between emerging growth company and smaller reporting company requirements and any associated risks.
Our officers and directors collectively own a substantial portion of our outstanding common stock, page 16

14. Please expand your disclosure about the risk that arise from this control by discussing the anti-takeover effects of this ownership.
Results of Operations, page 16

15. Please revise your disclosure to include a discussion about the events surrounding revenues of $2,928 for the three months ended March 31, 2022. Describe circumstances
FirstName LastNameWolfgang Ruecker
       attributable to the increase in revenue and any known trends or uncertainties that have
Comapany    NameMiami
       had or              Breeze Car
               that are reasonably     Care
                                   likely to Inc.
                                              have, a material impact on net
sales or revenues or
       income   from  continuing
September 8, 2022 Page 3         operations,   as required by Item 303(b)(2) of
Regulation S-K.
FirstName LastName
 Wolfgang Ruecker
FirstName LastNameWolfgang    Ruecker
Miami Breeze  Car Care Inc.
Comapany 8,
September NameMiami
             2022      Breeze Car Care Inc.
September
Page 4    8, 2022 Page 4
FirstName LastName
Estimated Expenses for the Next 12 Months, page 17

16. Please clarify here and in the Liquidity and Capital Resources section your disclosure regarding your cash requirements for the next twelve months. In this regard, we note that the disclosure throughout the prospectus is unclear. For example, on page 16 you state
         that    we may need a minimum of $10,000.00 of additional funding at the end of the twelve
         months;    but on page 17 you state that    [w]e require minimum
funding of approximately
         $740,000 to execute our proposed operations and pay all expenses for a minimum period of one year including expenses associated with this offering and maintaining a reporting
         status with the SEC;    and that    [t]o proceed with our operations
within 12 months, we
         need a minimum of $10,000 to meet our SEC registration filings, alone.

17. The last paragraph on page 17 references proceeds from this offering. You are receiving no proceeds from this offering. Please revise.
Liquidity and Capital Resources, page 17

18. Please describe in greater detail your plan of operation. For instance, account for financing and timing of product manufacturing and testing and marketing and distribution.
         Additionally, we note your disclosure here that    [w]e require
minimum funding of
         approximately $740,000 to execute our proposed operations and pay all expenses for a
         minimum period of one year;    and on page 6 that    [w]e may require
additional capital to
         fund our future business operations.    Disclose how you will allocate
capital at different
         levels of funding, accounting for the additional capital beyond the proceeds of this offering.
19.      We note your disclosure that    [t]he available capital reserves of
the Company are not
         sufficient for the Company to remain operational.    Please specify
the minimum period of
         that you are able to conduct your planned operations using the available capital reserves.
Description of Business, page 18

20. Please clarify whether you intend to rely on suppliers to provide you with the products you intend to sell or whether you will produce and manufacture them yourself. Please refer to Item 101(h) of Regulation S-K. To the extent you intend to rely on third-parties to supply your products, please disclose the material terms of such arrangements, if known, file any material agreements that set forth the arrangements, and add appropriate risk factor disclosure.
Our Competitive Strengths, page 18

21.      Please expand your statements regarding your competitive strengths.
Discuss the    genuine
         environmental credentials;" process by which you obtained the [c]onsumer and
         professional auto detailers feedback;    and your reference to a
"planned robust
         marketing/distribution model."
 Wolfgang Ruecker
Miami Breeze Car Care Inc.
September 8, 2022
Page 5
22. Please describe your laboratory in Germany and clarify what activities occur there. Please refer to Item 102 of Regulation S-K.
Marketing/Sales/Promotion, page 19

23. Please briefly describe your partnership with Romain Grosjean and what his role as your
         Brand Ambassador entails. Discuss how this partnership is expected to impact your financial performance. Additionally, file any agreement you may have with Romain
         Grosjean as an exhibit, consistent with Item 601(b)(10) of Regulation S-K, or tell us why you believe you are not required to do so.
Certain Relationships and Related Transactions, page 21

24. Please provide all of the information required by Item 404(d) of Regulation S-K, including, but not limited to, the policy disclosure required by Item 404(b).
Committees of the Board, page 21

25. To the extent that risks arising from your lack of an independent audit committee and audit committee financial expert are reasonably likely to have a material adverse effect on your business and financial condition, discuss that your sole officer and director will analyze and evaluate your financial statements and internal controls, as they relate to risk management practices and risk-taking incentives.
Plan of Distribution, page 24

26.      Please revise this section as follows:

                Clarify that the offering will be made at a fixed price for the duration of the offering, and please disclose the price here.

                Clarify, if true, that the offering is being made by the selling security holders identified in the selling security holder table in the prospectus. In this regard, please delete all statements and implications that the company is making the offering or that the company's officers and directors are making the offering on behalf of the company. See, e.g., the second and third paragraphs in this section, which do not appear applicable to the offering.
FirstName
           LastNameWolfgang       Ruecker
          Please disclose here that the selling security holders are acting as underwriters for
Comapany purposes
          NameMiami of the SecuritiesCare
                        Breeze Car     Act Inc.
                                           of 1933, as amended, and the rules
and regulations
          thereunder.
September 8, 2022 Page 5
FirstName LastName
 Wolfgang Ruecker
FirstName LastNameWolfgang    Ruecker
Miami Breeze  Car Care Inc.
Comapany 8,
September NameMiami
             2022      Breeze Car Care Inc.
September
Page 6    8, 2022 Page 6
FirstName LastName
Indemnification, page 26

27.      We note your disclosure on page 26 that your    Bylaws do not preclude
the exclusive
         jurisdiction of the federal courts over all suits brought to enforce any duty or liability created by the Exchange Act of 1934 or the rules and regulations thereunder, nor the concurrent jurisdiction of federal and state courts over all such matters under Section 22
         of the Securities Act of 1933.    However, your Bylaws does not
contain an exclusive
         forum provision. Please revise your disclosure accordingly. Additionally, clearly describe any risks or other impacts on investors.
Miami Breeze Car Care Inc. Financial Statements, page F-1

28. Please update with interim financial statements for the six month period ended June 30,
         2022 pursuant to Rule 8-08 of Regulation S-X.
Notes to Financial Statements
Note 2. Summary of Significant Accounting Policies
Prepaid Expenses, page F-9

29. Please tell us your consideration of presenting a portion of the prepaid balance as non-
         current. In this regard, it appears the two-year brand ambassador agreement may have a long-term portion. Also, explain and disclose why the full value of the shares issued for legal services of $112,500 were classified as prepaid expenses at December 31, 2021 as disclosed in Note 3. Refer to ASC 210-10-45.
Note 3 - Shareholders' Equity
Series A Preferred Stock, page F-11

30. You disclose that the Preferred Stock is not convertible; however, you refer to it as
         "Convertible Preferred Stock." Please revise for consistency here and on page F-25.
General

31. Please disclose on your cover page and prospectus summary the percent of the voting power held by your officers and directors after completion of the offering and the disparate voting rights of your Series A Preferred Stock. In this regard, we note your disclosure in the Risk Factors that "officers and directors collectively own a substantial portion of our outstanding common stock and own 100% of our outstanding Series A preferred stock, and as long as they do, they are able to control the outcome of stockholder
         voting" and that    collectively in their entirety, all holders of
Series A preferred stock shall
         have voting rights equal to exactly 65% of all voting rights available at the time of any
         vote, including Series A preferred stock.    Finally, please provide
disclosure in your risk
         factors that acknowledges the risks to shareholders that arise from this control, including the anti-takeover effects of this ownership.
 Wolfgang Ruecker
FirstName LastNameWolfgang    Ruecker
Miami Breeze  Car Care Inc.
Comapany 8,
September NameMiami
             2022      Breeze Car Care Inc.
September
Page 7    8, 2022 Page 7
FirstName LastName
32. We note your reference to a "Marketing and Pricing" and "Regulatory Environment"
         section in your table of contents but no discussion regarding these topics. Please revise accordingly.
33. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Rule 163B, of the
         Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
34. Please provide in Part II of the registration statement the information required by Item 13
         (Other Expenses of Issuance and Distribution), Item 14 (Indemnification of Directors and
         Officers) and Item 15 (Recent Sales of Unregistered Securities) of Form S-1.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Robert Shapiro at 202-551-3273 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Dietrich King at 202-551-8071 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services